Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust and Vault Energy Trust Announce the Closing of
     Penn West's Acquisition of Vault

     CALGARY, Jan. 10 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") and (VNG.UN - TSX) Vault Energy Trust ("Vault") are
pleased to announce that Penn West's acquisition of Vault by plan of arrangement (the "Arrangement") was completed today.
     Under the Arrangement, Vault Unitholders will receive 0.14 of a Penn West trust unit for each Vault trust unit exchanged, Vault Exchangeable
Shareholders will receive 0.14 of a Penn West trust unit for each Vault trust unit in to which the Vault Exchangeable Shares held by such holders are exchangeable, and Vault warrantholders will receive cash consideration of
$0.51 for each Vault warrant exchanged. The first distribution that former
Vault Unitholders and Vault Exchangeable Shareholders will be eligible to receive from Penn West will be the distribution payable on or about February
15, 2008 to unitholders of record on January 31, 2008. The Vault units are expected to be de-listed from the Toronto Stock Exchange (TSX) within a few trading days.
     Under the Arrangement, Penn West has assumed all of the covenants and obligations of Vault in respect of the two separate classes of outstanding
Vault convertible debentures ("Vault Debentures"). Holders of Vault Debentures will now be entitled to receive 0.14 of a Penn West trust unit in lieu of each
Vault trust unit that the holder was previously entitled to receive on conversion. Outlined below are the revised conversion prices for the Vault
Debentures: (i) Vault 7.2 percent Debentures (VNG.DB.A - TSX) - $75.00 per
Penn West trust unit (13.3333 Penn West Units per $1,000 principal amount);
and (ii) Vault 8.0 percent Debentures (VNG.DB - TSX) - $82.14 per Penn West
Unit (12.1743 Penn West Units per $1,000 principal amount). The Vault
Debentures are anticipated to be delisted within a few trading days and will be subsequently renamed as Penn West Debentures and begin trading on the TSX as PWT.DB.E in respect of the Vault 7.2 percent Debentures and PWT.DB.C in respect of the Vault 8.0 percent Debentures. Pursuant to the terms of the trust indentures governing the Vault Debentures, Penn West will make an offer to repurchase all of the Vault Debentures assumed by Penn West within 30 days of closing.
     Former Vault Unitholders and Vault Exchangeable Shareholders who are
resident in Canada or the United States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West
DRIP") should, if they are now a registered Penn West Unitholder, complete and deliver an authorization form to CIBC Mellon Trust Company (Penn West's registrar and transfer agent), and if they are now a beneficial Penn West
Unitholder, contact their broker, investment dealer, financial institution or other nominee through which their Penn West Units are held and provide instructions on how they wish to participate in the Penn West DRIP. The authorization form for registered Penn West Unitholders can be obtained at
www.pennwest.com.

     All dollar amounts in this press release are in Canadian dollars.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West trust units and debentures are listed on The
Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C and PWT.DB.E and
Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWE VNG.UN.)

CO:  Penn West Energy Trust; Vault Energy Trust

CNW 17:50e 10-JAN-08